                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)



                              Candela Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
                        Common Stock Purchase Warrants
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  136 907 102
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              Robert Earl Dornbush
                               104 Cypress Avenue
                   Kentfield, California 94904 (415) 457-1930
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                February 11, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or 4, check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 12 Pages

CUSIP NO. 136-907-102                  13D      PAGE    2     OF   12    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert Earl Dornbush
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S. Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    290,335 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   290,335 shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          290,335 Shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  136-907-102                 13D      PAGE    3     OF    12   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenan Greg Loomis
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00  See Item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER

  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
                               None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          None
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 136-907-102                  13D      PAGE    4     OF    12   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Paideia School
          Tax I.D. No. 23-708-9522
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00  See item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia Non-profit Corporation
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None          Item 5
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               None          Item 5
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          None
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 8 TO SCHEDULE 13D

Item 1.           Security and Issuer

         The report to the Securities and Exchange Commission on Schedule 13D filed by Kirk Terry Dornbush and Robert Earl Dornbush on June 26, 1992 is hereby amended. Such Schedule 13D has been previously amended by Amendment No. 1 thereto filed August 21, 1992, Amendment No. 2 thereto filed September 9, 1992, Amendment No. 3 thereto, filed October 27, 1993, Amendment No. 4, thereto filed December 7, 1993, Amendment No. 5 thereto filed March 24, 1994, Amendment No. 6 filed December 13, 1994 and Amendment No. 7, filed May 25, 1999. Such Schedule 13D, as so amended, is referred to as the "Schedule 13D." Amendment No. 7 as filed inadvertently contained inaccurate information and this Amendment No. 8 is intended to amend and restate such Amendment No. 7 in its entirety. The Schedule 13D relates to the common stock, par value $0.01 per share (the "Stock"), and the Common Stock Purchase Warrants (the "Warrants"), of Candela Corporation, a Delaware corporation (the "Company"), CUSIP Number 136 907 102. The Company's principal business location is 530 Boston Post Road, Wayland, MA 01778.

Item 2.           Identity and Background.

         Kenan Greg Loomis ("Loomie") is an individual resident of the State of Georgia. Mr. Loomis' residence address is 36 Northwood Ave., Atlanta, Georgia, 30309. Mr. Loomis' present principal occupation is the practice of law, which is conducted through the law firm of Smith Helms Mulliss & Moore, LLP, the address of which is 1355 Peachtree Center, Suite 750, Atlanta, Georgia 30309. During the last five years, Mr. Loomis has not been convicted in a criminal proceeding and has not been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The Paideia School is a Georgia 501(c)(3) not for profit corporation which operates a pre-kindergarten through twelfth grade private school in Atlanta, Georgia. The Paideia School is located at 1509 So. Ponce de Leon Avenue, Atlanta, GA 30307. The Paideia School's tax identification number is 23-708-9522. During the last five years, The Paideia School, its Officers and Trustees, have not been convicted in a criminal proceeding and have not been a party to a civil proceeding as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          The Galloway School is a Georgia 501(c)(3) not for profit corporation which operates a pre-kindergarten through twelfth grade private school in Atlanta, Georgia. The Galloway School is located at 215 W. Wieuca Road, Atlanta, GA 30342. During the last five years, The Galloway School, its Officers and Trustees, have not been convicted in a criminal proceeding and have not been a party to a civil proceeding as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Children's Hospital of Boston, MA is a 501(c)(3) not for profit corporation which operates a medical facility in Boston, MA. During the last five years, Children's Hospital, its Officers and Trustees, have not been convicted in a criminal proceeding and have not been a party to a civil proceeding as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Pace Academy is a Georgia 501(c)(3) not for profit corporation which operates a pre-kindergarten through twelfth grade private school in Atlanta, Georgia. Pace Academy is located at 966 W. Paces Ferry Road, Atlanta, GA 30327. During the last five years, Pace Academy, its Officers and Trustees, have not been convicted in a criminal proceeding and have not been a party to a civil proceeding as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         Loomis purchased all 119,885 shares of Stock owned by Kirk Terry Dornbush for a promissory note in the principal amount of $209,799. At the time of Loomis' transfer of 80,000 shares to The Paideia School (Exhibits 1 and 2), Kirk Terry Dornbush transferred the promissory note to The Paideia School (Exhibit 3). As part of the consideration of the transfer by Loomis of 80,000 shares to The Paideia School, said promissory note was canceled (Exhibits 4 and 5). Of the shares transferred by Loomis 44,716 were deemed to constitute a charitable contribution by Loomis to The Paideia School. The transfers to The Galloway School, Children's Hospital of Boston and Pace Academy totaling 39,885 shares constitute charitable contributions by Loomis.

Item 4.           Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated as follows:

         Loomis on February 11, 1999 transferred 80,000 shares of Stock to The Paideia School. Loomis then transferred 17,052 shares of Stock which he had originally purchased from Kirk Terry Dornbush to The Galloway School, a Georgia 501(c)(3) not for profit corporation on April 30, 1999. On April 30, 1999, Loomis transferred 3,242 shares to Pace Academy in Atlanta, Georgia. On May 6, 1999, Loomis transferred 19,591 shares to The Children's Hospital in Boston, Massachusetts, a 501(c)(3) not for profit corporation. By virtue of the aforementioned transfer, Loomis no longer is the beneficial owner of any shares.

         Following the transfer by Loomis to The Paideia School of 80,000 shares, The Galloway School of 17,052 shares, Pace Academy of 3,242 shares and Children's Hospital of Boston of 19,519 shares, Loomis retained no shares of Stock.

         Kirk Terry Dornbush sold his shares of Stock to Loomis in order to liquidate his investment in the Company.

         The shares of Stock and Warrants acquired by Dornbush have been acquired for investment purposes. The shares of Stock acquired by Loomis were for investment purposes. The shares acquired by The Paideia School, The Galloway School, Children's Hospital and Pace Academy were by virtue of a charitable contribution.

         Depending upon market conditions, their continuing evaluation of the business and prospects of the Company and other factors, Loomis may buy or sell additional securities of the Company or sell securities of the Company in open market transactions, in private transactions or by any other possible means. The Galloway School, Children's Hospital and Pace Academy may sell securities of the Company in open market transactions, in private transactions or by any possible means.

         The Paideia School sold 55,000 shares in the open market on April 22, 1999 and 25,000 shares on April 23, 1999. The Paideia School no longer is the beneficial owner of any shares.

         Robert Earl Dornbush became a director of the Company on December 16, 1994. Dornbush has informed the Company of his intent to resign as a member of the board of directors of the Company and to sell some or all of his shares in the Company upon the declaration of effectiveness of the Company's registration statement on Form S-1 ("Registration Statement") previously filed with the Securities and Exchange Commission, or otherwise as permitted by law and as market conditions permit. Dornbush's decision as to whether and when to sell shares (and shares obtained pursuant to the exercise of the Warrants) will depend on market conditions, his continuing evaluation of the business and prospects of the Company and many other factors. Dornbush also may, in the future, based on these factors, decide to purchase shares of the Company.

         Except as otherwise stated herein, Dornbush has no present plans which relate to or would result in:

         (a) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (d) Any material change in the present capitalization or dividend policy of the Company;

         (e) Any other material change in the Company's business or corporate structure;

         (f) Changes in the Company's charter, by-laws or instruments corresponding thereto or other action which may impede the acquisition or control of the Company by any person;

         (g) Causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of any registered national securities association;

         (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or

         (i)      Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

          As a result of the transfer of 80,000 shares of Stock to The Paideia School, the transfer of 17,052 shares to The Galloway School, the transfer of 19,591 shares to the Children's Hospital and the transfer of 3,242 shares to Pace Academy, Loomis now owns -0- shares of Stock.

          Dornbush now owns 290,335 shares of Stock (including 2,000 shares of Stock issuable upon exercise of 2,000 Warrants owned by him) or 5.6% of the class.

          The following is the number of shares of Stock Dornbush, Loomis, The Paideia School, The Galloway School, Children's Hospital and Pace Academy each has:

         (i)      Sole power to vote or direct the vote:

                           Robert Earl Dornbush:                               290,335

                           Kenan Greg Loomis:                                        0

                           The Paideia School:                                       0

                           The Children's Hospital                              19,591

                           The Galloway School                                  17,052

                           Pace Academy                                          3,242

         (ii)     Shared power to vote or direct the vote:  None

         (iii)    Sole power to dispose of or to direct the disposition of:

                           Robert Earl Dornbush:                               290,335

                           Kenan Greg Loomis:                                        0

                           The Paideia School:                                       0

                           The Children's Hospital                              19,591

                           The Galloway School                                  17,052

                           Pace Academy                                          3,242

         (iv)     Shared Power to dispose of or to direct the disposition of:   None

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Dornbush, Loomis and The Paideia School or between such persons and any other person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

         Exhibit 1.        Stock Transfer Power*

         Exhibit 2.        Stock Transfer Agreement dated February 11, 1999.*

         Exhibit 3.        Promissory Note dated December 13, 1998.*

         Exhibit 4.        Release and Satisfaction Agreement.*

         Exhibit 5. Letter dated February 11, 1999 from The Paideia School to Kenan G. Loomis, Esquire.*



         * Previously Filed.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        6-10-99
                                        ---------------------------------------
                                        Date


                                        THE PAIDEIA SCHOOL


                                        By:  /s/ Peter J. Anderson
                                           ------------------------------------
                                             Peter J. Anderson

                                        Its Chairman of the Board of Trustees

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 9, 1999
                                             ----------------------------------
                                             Date


                                             /s/ Robert Earl Dornbush
                                             ----------------------------------
                                             Robert Earl Dornbush

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        June 10, 1999
                                        ---------------------------------------
                                        Date


                                        /s/ Kenan G. Loomis
                                        ---------------------------------------
                                            Kenan G. Loomis